December 20, 2018

VIA EDGAR

Christina Chalk

Senior Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:

Life Partners Position Holder Trust

Life Partners IRA Holder Partnership, LLC

Schedule TO-T filed on November 13, 2018

Filed on November 14, 2018

Filed by Life Settlement Liquidity Option, LLC et al.

File Nos. 5-90716 and 5-90717

Dear Ms. Chalk:

Reference is made to the letter dated November 19, 2018 (the “Comment Letter”) addressed to Mr. Abbe L. Dienstag, setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Tender Offer Statement filed under cover of Schedule TO (the “Schedule TO”) by Life Settlement Liquidity Option, LLC and Anchorage Illiquid Opportunities Master VI (B), L.P. (collectively, the “Filing Persons”) with the Securities and Exchange Commission.

This letter sets forth the responses of the Filing Persons to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the response to each comment set forth immediately under that comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. Please note that the Company has included in Amendment No. 2 to the Schedule TO (“Amendment No. 2”), which is being filed via EDGAR simultaneously with this letter, the revisions described below, as applicable.

As discussed with the Staff, an affiliate of Contrarian Capital Management, L.L.C. has become an additional Offeror in the tender offers in respect of which the Schedule TO was filed (the “Offer”), as reflected in Amendment No. 2 (the Offer as amended from time to time, including by Amendment No. 2, is referred to as the “Amended Offer”). The responses below reference this modification to the Offer, as appropriate.

Schedule TO – General

1.	We note that the Offeror and the Parent of the Offeror are included as bidders on the Schedule TO, and those entities are a limited liability company and a limited partnership, respectively. We further note that Anchorage Capital Group, L.L.C. is the investment manager of both Parent and Offeror, and Anchorage IO GP VI, L.L.C. is the general partner of Parent. Provide an analysis as to why ACG and AIO GP VI are not included as bidders on the Schedule TO, or revise to include one or both of them, and to provide all of the disclosure required by Schedule TO in the Offer to Purchase as to each added entity.

In response to the Staff’s comment, the Schedule TO has been revised to include Anchorage Capital Group, L.L.C. and Anchorage IO GP VI, L.L.C. as bidders. The Schedule TO already contains the disclosure required by Schedule TO in the Offer to Purchase as to each added entity.

To reflect the additional Offeror, the following entities have also been added as bidders. CFunds Life Settlement, LLC, the additional Offeror (the “Contrarian Offeror”), Contrarian Funds, L.L.C., Parent of the Contrarian Offeror, and Contrarian Capital Management, L.L.C., Investment Advisor to the Contrarian Offeror (collectively, the “Contrarian Entities”). The required disclosures concerning the Contrarian Entities have also been added. References below to the Filing Persons include the Contrarian Entities, as appropriate.

Section 9. Information Concerning the Purchaser and its Affiliates, page 14

2.	We note the disclosure here that between May and November 2018, representatives of Offeror and the Trust and Partnership met to discuss a possible tender offer and exchanged information and discussed the terms of the “Notice and Indemnity Agreement” which was ultimately signed by the parties. To the extent that the information exchanged includes non-public information provided by the Trust or the Partnership, please analyze in your response letter whether disclosure is required, explaining the basis for your apparent conclusion that it is not, or revise the Offer to Purchase to include it.

In response to the Staff’s comment, the Filing Persons respectfully note that the discussions and exchanges between representatives of Offeror and representatives of the Trust and Partnership during the period of May to November 2018 resulted in the Filing Persons receiving only confirmatory information supporting the disclosures publicly available in the filings of the Trust and the Partnership. The Filing Persons confirm that they did not receive any information that they or the Trust or the Partnership deem material non-public information during these discussions. The Notice and Indemnity Agreement, filed as Exhibit (d) to the Schedule TO, includes representations by both the Offeror (now referred to as the “Anchorage Offeror”; and the Anchorage Offeror and the Contrarian Offeror are together referred to as the “Offerors”), on the one hand, and the Trust and Partnership, on the other, that the Offeror did not receive any material non-public information in its diligence process. Consequently, the Filing Persons respectfully submit that no disclosure is required relating thereto.

The Contrarian Offeror has been added as a party to the Notice and Indemnity Agreement, which has been amended and restated to reflect the addition (the “Amended and Restated Notice and Indemnity Agreement”). The Amended and Restated Notice and Indemnity Agreement has been filed as Exhibit (d)(1) to Amendment No. 2. The Amended and Restated Notice and Indemnity Agreement contains similar representations with respect to the Contrarian Offeror.

3.	Since such an agreement seems atypical in the context of a tender offer, expand this section to provide some background about why it was needed here. For example, what is it about the Trust and Partnership units that require the Notice and Indemnity Agreement? What is the implication of the Offeror becoming a “protected purchaser” under the terms of that Agreement? What is the implication of the Offeror acknowledging the “bankruptcy plan documents” pursuant to which the Trust and Partnership were formed and what is the legal effect of this acknowledgement moving forward?

In response to the Staff’s comment, the Filing Persons note that, as a condition to the registration of transfer of Interests acquired in the offers, the Trustee of the Trust and Manager of the Partnership required the Offeror to enter into an agreement similar to the Assignee Notice of Assignment and Assumption and Indemnity Agreement (the “Assignee Agreement”) that he requires for all transfers of interests, as more particularly described in the following paragraph.

Pursuant to the bankruptcy plan relating to the bankruptcy of Life Partners Holdings, Inc., a Texas corporation, and certain of its subsidiaries (the “Plan”) and the supporting documents of said Plan (consisting of the Trust Agreement, the IRA Partnership Company Agreement and the Servicing Agreement, collectively, the “Plan Documents”), the Trust and the Partnership can require parties to a transfer to provide documentation and execute forms as the Trust and the Partnership deem appropriate. The Notice and Assignee Agreement is a modified version of the Assignee Agreement. The Assignee Agreement is intended to enforce the transfer restrictions set forth in the Plan Documents by requiring (i) both sides of transfer to verify they have complied with Plan and all applicable law in completing the transfer; (ii) the assignee to affirmatively agree to be bound by the transfer restrictions; (iii) the assignee to affirmatively acknowledge each of the transfer restrictions; (iv) the assignee to agree to hold the securities for at least one year; (v) any entity assignees to agree to limits on its ability to engage in change of control transactions; and (vi) indemnifications in favor of the Trust and the Partnership from the parties to the Transfer with respect to the foregoing. In exchange for all of the representations, warranties, and covenants by the parties, the Trust and the Partnership agree to process the transfer in accordance with the Plan.

Under the standard form of the Assignee Agreement, the assignee is required to represent that it will have valid and marketable title to the Interests that it acquires. In fact, this is not a recognized concept under Article 8 of the Uniform Commercial Code (the “UCC”), governing securities transfers, so that the Notice and Indemnity Agreement substitutes the concept of “protected purchaser,” which is recognized under the UCC. Under Section 8-303 of the UCC, a “protected purchaser” takes free of adverse claims.

Section 10. Source and Amount of Funds, page 16

4.	If these offers are fully subscribed, you will own 50% of each class of security for which you are tendering. Under these circumstances, we believe financial statements for the acquiror may be material. We further note that you do not fit within the “safe harbor” in Instruction 2 to Item 10 of Schedule TO, since this is a partial offer by a non-reporting company. Please explain why you did not provide the financial statements required by Item 10 of Schedule TO, or provide them in an amended filing that must be disseminated to security holders.

In response to the Staff’s comment, the Filing Persons respectfully note that, as of September 30, 2018, the Trust had 1,227,809,087 Interests issued and outstanding, of which the Partnership holds 747,862,666 Interests. In addition, the Partnership had 747,862,666 Interests issued and outstanding as of the same date. If the Offer, as originally commenced, were fully subscribed, the Filing Persons would own approximately 12.25% of the Trust’s outstanding Interests (or approximately 31.33% of the Trust’s Interests not owned by the Partnership) and 30.16% of the Partnership’s outstanding Interests, well below 50% of any class of securities involved in the Offer.

Under the terms of the Amended Offer, the Offerors are seeking to acquire up to 105,989,695 Interests in the Trust and up to 165,155,385 Interests of the Partnership. If the Amended Offer is fully subscribed, the Filing Persons will own approximately 8.6% of the Trust’s outstanding Interests (or approximately 22.1% of the Trust’s Interests not owned by the Partnership) and 22.1% of the Partnership’s outstanding Interests.

The Filing Persons did not provide financial statements for the Anchorage Offeror or its parent, Anchorage Illiquid Opportunities Master VI (B), L.P., because the Offeror and its parent are newly created entities for which financial statements do not exist. In addition, as disclosed in the Offer to Purchase, the offers will be funded with unfunded commitments from investors substantially in excess of $44.5 million, which is the approximate amount needed to fund all liabilities under the Offer, assuming it is fully subscribed. The unfunded commitments from investors are freely available. While the Filing Persons do not have alternative financing plans or arrangements if these commitments fall through, because the aggregate commitments are substantially in excess of the amount required to fund the Offer, the Offeror does not anticipate that the failure of any commitments would interfere with the ability of the Offeror to fund the Offer. Disclosure to this effect has been made in Amendment No. 2.

The Contrarian Entities have now been added as bidders, providing additional resources in support of the Amended Offer. While, as between them, the Anchorage Offeror and the Contrarian Offeror have agreed to an allocation of Interests acquired in the Amended Offer, Amendment No. 2 is clear that this allocation in no way impacts the obligations of the bidders with respect to the tendering holders of Interests.

Therefore, the Filing Persons respectfully submit that financial statements of the Offerors and their parents are not material to security holders in connection with the Offer.

Section 12. Conditions to the Offer, page 17

5.	Revise the language in the second to last paragraph on page 18 (see the disclosure in the parenthetical) to avoid the implication that bidders can assert their own actions or failure to act as a basis for terminating this offer. This impermissibly renders the offer illusory.

In response to the Staff’s comment, the Schedule TO has been revised to avoid the implication that bidders can assert their own actions or failure to act as a basis for terminating this offer, in order not to render the offer illusory.

Section 16. Miscellaneous

6.	While you are not required to distribute the offer materials into any foreign jurisdiction, tenders must be accepted from all security holders wherever located. See Rule 14d-10 and guidance in Release No. 33-8957 (September 19, 2008). Please revise your disclosure here accordingly.

In response to the Staff’s comment, the Schedule TO has been revised to reflect the bidders’ obligation, pursuant to Rule 14d-10 and guidance in Release No. 33-8957 (September 19, 2008), to accept tenders from all security holders regardless of the jurisdiction where they are located.

Additional Matters

In addition to the items discussed above, the Offerors are revising the Offer, as disclosed in Amendment No. 2, principally to:

•	add the Contrarian Entities as bidders;

•	extend the expiration date of the Offer to 5:00 p.m. New York City time on Friday, January 18, 2019;

•	increase the Offer price to $0.16 per Interest, subject to certain deductions;

•	reduce the size of the Offer to up to 105,989,695 Interests in the Trust and up to 165,155,385 Interests of the Partnership;

•	permit security holders to tender their interests by fax, email and over the Internet.

Amendment No. 2 also includes certain revised or additional Exhibits to reflect these changes, as enumerated therein.

* * * * *

If you have any questions or comments regarding the responses of the Filing Persons to the Staff’s Comment Letter, please do not hesitate to contact me at (212) 715-9280.

Sincerely,

/s/ Abbe L. Dienstag
Kramer Levin Naftalis & Frankel LLP

cc:	Jason A. Cohen
Anchorage Capital Group, L.L.C.
Gina N. Scianni
Contrarian Capital Management, L.L.C.
Amanda J. Segal and Jonathan D. Weiner
Katten Muchin Rosenman LLP

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